STATEMENT OF INVESTMENTS

Dreyfus Premier Total Return Advantage Fund
January 31, 2007 (Unaudited)

Bonds and Notes--93.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Asset-Backed Ctfs./Auto Receivables--8.0%				
Bank One Auto Securitization				
Trust, Ser. 2003-1, Cl. A4	2.43	3/22/10	59,752	59,228
Capital One Auto Finance Trust,				
Ser. 2005-C, Cl. A3	4.61	7/15/10	91,501	91,176
Carmax Auto Owner Trust,				
Ser. 2003-2, Cl. A4	3.07	10/15/10	62,767	62,291
Chase Manhattan Auto Owner Trust,				
Ser. 2003-B, Cl. A4	2.57	2/16/10	57,692	57,121
Chase Manhattan Auto Owner Trust,				
Ser. 2003-C, Cl. A4	2.94	6/15/10	74,344	73,438
Daimler Chrysler Auto Trust,				
Ser. 2004-A, Cl. A4	2.58	4/8/09	79,140	78,343
Harley-Davidson Motorcycle Trust,				
Ser. 2004-1, Cl. A2	2.53	11/15/11	78,193	76,373
Honda Auto Receivables Owner				
Trust, Ser. 2005-5, Cl. A4	4.69	2/15/11	140,000	138,519
Household Automotive Trust,				
Ser. 2003-2, Cl. A4	3.02	12/17/10	71,766	70,835
Nissan Auto Receivables Owner				
Trust, Ser. 2003-B, Cl. A4	2.05	3/16/09	45,122	44,726
USAA Auto Owner Trust,				
Ser. 2004-3, Cl. A4	3.53	6/15/11	100,000	98,062
WFS Financial Owner Trust,				
Ser. 2004-2, Cl. A4	3.54	11/21/11	87,633	86,562
				936,674
Asset-Backed Ctfs./Credit Cards--3.3%				
Capital One Multi-Asset Execution				
Trust, Ser. 2005-A2, Cl. A2	4.05	2/15/11	100,000	98,580
Chase Issuance Trust,				
Ser. 2005-A10, Cl. A10	4.65	12/17/12	100,000	98,240
Citibank Credit Card Issuance				
Trust, Ser. 2003-A8, Cl. A8	3.50	8/16/10	100,000	97,380
MBNA Master Credit Card Trust,				
Ser. 2000-L, Cl. A	6.50	4/15/10	100,000	101,040
				395,240
Asset-Backed Ctfs./Home Equity Loans--2.5%				
MASTR Asset-Backed Securities				
Trust, Ser. 2005-AB1, Cl. A2	5.05	11/25/35	100,000 a	99,278
Renaissance Home Equity Loan				
Trust, Ser. 2005-2, Cl. AF3	4.50	8/25/35	100,000 a	98,953
Residential Asset Mortgage				
Products, Ser. 2003-RZ4,				
Cl. A7	4.79	6/25/33	98,639 a	96,401
Specialty Underwriting &				
Residential Finance,				

Ser. 2003-BC4, Cl. A3B	4.79	11/25/34	7,426	6,854
				301,486

Asset-Backed Ctfs./Student Loans--.2%

College Loan Corporation Trust,				
Stripped Security, Interest				
Only Class, Ser. 2006-1,				
Cl. AIO	10.00	7/25/08	200,000 b	**28,578**

Banks--2.1%

ABN AMRO Bank,				
Sr. Notes	5.41	4/18/08	50,000 a,c	50,085
Royal Bank of Canada,				
Notes	3.88	5/4/09	100,000	97,053
Wells Fargo,				
Notes	5.39	3/10/08	100,000 a	100,108
				247,246

Commercial Mortgage Pass-Through Ctfs.--5.1%

GMAC Commercial Mortgage				
Securities, Ser. 2001-C2,				
Cl. A1	6.25	4/15/34	77,087	78,046
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP3, Cl. A4A	4.94	8/15/42	102,000 a	98,033
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP3, Cl. A3	4.96	8/15/42	75,000	73,196
J.P. Morgan Chase Commercial				
Mortgage Securities,				
Ser. 2005-LDP5, Cl. ASB	5.17	12/15/44	100,000 a	98,946
Morgan Stanley Capital I,				
Ser. 2006-HQ8, Cl. AJ	5.47	3/12/44	65,000 a	65,128
Morgan Stanley Dean Witter Capital				
I, Ser. 2003-HQ2, Cl. A1	4.18	3/12/35	127,676	122,349
Wachovia Bank Commercial Mortgage				
Trust, Ser. 2005-C16, Cl. A2	4.38	10/15/41	75,000	72,973
				608,671

Diversified Financial Services--13.6%

Allstate Life Global Funding				
Trusts, Notes, Ser. 04-1	4.50	5/29/09	200,000	196,695
Bear Stearns Cos.,				
Sr. Unscd. Notes	5.59	1/31/11	100,000 a	100,427
Boeing Capital,				
Unscd. Notes	6.50	2/15/12	50,000	52,627
Citigroup,				
Notes	5.13	5/5/14	150,000	147,566
Citigroup,				
Notes	5.49	6/9/09	50,000 a	50,162
Credit Suisse USA,				
Sr. Notes	5.48	12/9/08	50,000 a	50,116
Credit Suisse USA,				
Notes	5.57	8/15/10	100,000 a	100,427
General Electric Capital,				
Sr. Unscd. Notes, Ser. A	6.00	6/15/12	200,000	206,257

Goldman Sachs Group,				
Notes	3.88	1/15/09	100,000	97,345
Household Finance,				
Unscd. Notes	4.13	11/16/09	100,000	97,184
JPMorgan Chase & Co.,				
Sr. Unscd. Notes	5.53	1/17/11	100,000 a	100,393
Lehman Brothers Holdings,				
Notes	5.58	12/23/10	100,000 a	100,427
MBNA,				
Bonds	5.00	6/15/15	100,000	96,451
Merrill Lynch & Co.,				
Notes, Ser. B	3.70	4/21/08	100,000	97,925
Morgan Stanley,				
Unsub. Bonds	6.75	4/15/11	100,000	105,282
				1,599,284
Diversified Metals & Mining--.7%				
Alcoa,				
Notes	7.38	8/1/10	75,000	**79,910**
Electric Utilities--.9%				
SCANA,				
Notes	6.88	5/15/11	50,000	52,558
Wisconsin Energy,				
Sr. Notes	5.50	12/1/08	50,000	50,121
				102,679
Foreign/Governmental--.4%				
United Mexican States,				
Notes	6.63	3/3/15	50,000	**53,050**
Health Care--1.2%				
Abbott Laboratories,				
Notes	5.60	5/15/11	50,000	50,591
Merck & Co.,				
Notes	4.38	2/15/13	100,000	95,162
				145,753
Oil & Gas--1.3%				
Conoco Funding,				
Gtd. Notes	6.35	10/15/11	100,000	104,241
KeySpan,				
Notes	7.63	11/15/10	50,000	53,586
				157,827
Property & Casualty Insurance--3.3%				
Berkshire Hathaway Finance,				
Gtd. Notes	4.63	10/15/13	100,000	95,816
Hartford Life Global Funding				
Trusts, Notes	5.20	2/15/11	150,000	149,326
Principal Life Income Funding				
Trusts, Notes	5.13	3/1/11	150,000	148,857
				393,999
Residential Mortgage Pass-Through Ctfs.--1.7%				
Credit Suisse Mortgage Capital				
Ctfs., Ser. 2006-C3, Cl. A3	5.83	6/15/38	100,000 a	102,699
Merrill Lynch/Countrywide				
Commercial Mortgage,				

Ser. 2006-2, Cl. A4	5.91	6/12/46	100,000 [a]	103,228
				205,927
Retail--.9%				
Wal-Mart Stores,				
Sr. Notes	6.88	8/10/09	100,000	**103,890**
Technology--.8%				
International Business Machines,				
Notes	4.25	9/15/09	50,000	48,845
Oracle/Ozark Holding,				
Notes	5.00	1/15/11	50,000	49,427
				98,272
Telecommunications--2.2%				
BellSouth,				
Sr. Unscd. Notes	6.00	10/15/11	100,000	102,437
Cisco Systems,				
Sr. Unscd. Notes	5.25	2/22/11	100,000	100,015
Motorola,				
Notes	7.63	11/15/10	50,000	53,463
				255,915
U.S. Government Agencies/Mortgage-Backed--41.9%				
Federal Home Loan Mortgage Corp:				
4.50%, 12/1/19			887,326	852,136
5.00%, 11/1/33 - 7/1/35			714,263 [d]	687,111
5.50%, 12/1/18 - 10/1/21			303,376	302,687
6.00%, 10/1/19 - 9/1/34			309,276	312,184
6.50%, 8/1/12			120,685	123,379
7.00%, 1/1/36			240,958	247,977
Federal National Mortgage Association:				
4.00%, 3/1/21			95,291	89,170
5.00%, 7/1/19 - 11/1/34			1,387,124 [d]	1,343,894
5.50%, 8/1/19 - 8/1/35			622,123	615,074
6.00%, 8/1/17			167,955	170,116
Government National Mortgage Association I				
5.00%, 9/15/33 - 1/15/34			203,507	196,778
				4,940,506
U.S. Government Securities--3.3%				
U.S. Treasury Bonds				
6.25%, 5/15/30			295,000	346,233
U.S. Treasury Notes				
4.88%, 7/31/11			40,000	40,100
				386,333
Total Bonds and Notes				
(cost $11,044,946)				**11,041,240**

Short-Term Investments--.6%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
4.85%, 3/8/07 (cost $74,646)	75,000 [e]	**74,641**

Other Investment--8.4%	Shares	Value ($)
Registered Investment Company;		

Dreyfus Institutional Preferred Plus Money Market Fund (cost $998,000)		998,000 [f]	**998,000**
Total Investments (cost $12,117,592)		**102.4%**	**12,113,881**
Liabilities, Less Cash and Receivables		**(2.4%)**	**(287,402)**
Net Assets		**100.0%**	**11,826,479**

a   Variable rate security--interest rate subject to periodic change.

b   Notional face amount shown.

c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At January 31, 2007, these securities amounted to $50,085 or .4% of net assets.

d   Purchased on a delayed delivery basis.

e   All or partially held by a broker as collateral for open financial futures positions.

f   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation (Depreciation) at 1/31/2006 ($)
Financial Futures Long				
10 Year Euro-Bund	3	448,193	March 2007	(8,061)
U.S. Treasury 5 year Notes	10	1,045,313	March 2007	(12,467)
U.S. Treasury 30 year Bonds	8	881,000	March 2007	(30,149)
Australian 10 Year Bonds	1	77,807	March 2007	(397)
Financial Futures Short				
Canadian 10 Year Bonds	4	(383,057)	March 2007	6,502
Japanese 10 Year Bond	1	(111,194)	March 2007	(37)
U.S. Treasury 10 year Notes	5	(533,750)	March 2007	3,872
				(40,737)

STATEMENT OF INVESTMENTS

Global Alpha Fund

January 31, 2007 (Unaudited)

Common Stocks--6.0%	Shares	Value ($)
Austria--.1%		
Andritz	82	17,582
Boehler-Uddeholm	176	12,357
Erste Bank der Oesterreichischen Sparkassen	645	50,029
IMMOEAST	850 a	12,702
IMMOFINANZ	873 a	13,216
Meinl European Land	661 a	16,990
Meinl European Land (Rights)	661 a	0
OMV	687	36,664
Raiffeisen International Bank-Holding	88	13,394
Telekom Austria	1,425	38,738
Verbund-Oesterreichische Elektrizitaetswirtschafts, Cl. A	220	10,606
Voestalpine	227	13,097
Wiener Staedtische Versicherung	168	12,236
Wienerberger	217	13,327
		260,938
Belgium--.3%		
AGFA-Gevaert	488	12,562
Bekaert	140	17,110
Belgacom	679	30,652
Colruyt	60	12,748
Delhaize Group	382	31,645
Dexia	2,157	63,822
Fortis	4,037	169,022
Groupe Bruxelles Lambert	315	36,594
InBev	660	42,342
KBC Groep	609	76,565
Mobistar	137	11,803
Solvay	235	35,667
UCB	446	29,470
Umicore	75	13,118
		583,120
Denmark--.2%		
AP Moller - Maersk	5	50,278
Carlsberg, Cl. B	121	12,231
Coloplast, Cl. B	131	11,267
Danisco	134	10,894
Danske Bank	1,527	70,122
DSV	63	10,815
FLSmidth and Co.	195	12,744
GN Store Nord	808	11,864
Jyske Bank	174 a	13,433
NKT Holding	197	17,269
Novo Nordisk, Cl. B	795	68,304
Novozymes, Cl. B	140	12,053
Sydbank	270	13,763
Topdanmark	97 a	17,429
TrygVesta	215	17,610
Vestas Wind Systems	823 a	36,215
William Demant Holding	207 a	17,478
		403,769
Finland--.4%		
Amer Sports	532	11,573
Elisa	442	12,969
Fortum	1,473	40,426
KCI Konecranes	541	17,392
Kesko, Cl. B	232	12,330

Kone, Cl. B	229	13,462
Metso	595	31,422
Neste Oil	363	11,024
Nokia	14,422	314,655
Nokian Renkaat	563	11,091
OKO Bank, Cl. A	1,013	16,402
Orion, Cl. B	731 a	16,528
Outokumpu	334	13,307
Rautaruukki	300	11,793
Sampo, Cl. A	1,595	43,380
Sanoma-WSOY	622	17,991
Stora Enso, Cl. R	2,237	37,121
Tietoenator	413	11,056
UPM-Kymmene	1,771	45,221
Uponor	460	17,932
Wartsila, Cl. B	234	13,361
YIT	458	12,206
		732,642
Greece--.2%		
Alpha Bank	1,387	44,482
Coca-Cola Hellenic Bottling	313	12,487
Cosmote Mobile Communications	414	12,728
EFG Eurobank Ergasias	970	37,814
Hellenic Petroleum	1,214	17,637
Hellenic Telecommunications Organization	1,229 a	36,348
National Bank of Greece	1,467	75,680
OPAP	890	33,122
Piraeus Bank	492	17,594
Public Power	445	12,779
Titan Cement	222	12,405
		313,076
Ireland--.2%		
Allied Irish Banks	3,347	96,249
Bank of Ireland	3,626	80,902
C & C Group	1,849	27,343
CRH	2,042	80,321
DCC	382	12,037
Elan	980 a	12,085
Grafton Group (Units)	791	12,160
IAWS Group	694	16,593
Independent News & Media	3,203	12,612
Kerry Group, Cl. A	483	12,408
Kingspan Group	514	12,938
		375,648
Japan--3.5%		
77 Bank	3,000	19,767
Aderans	800	18,519
Advantest	400	19,974
Aeon	1,400	30,382
Aisin Seiki	600	19,494
Ajinomoto	2,000	25,149
Aoyama Trading	600	18,304
Asahi Breweries	1,300	19,904
Asahi Glass	2,000	26,290
Asatsu-DK	600	18,552
Ashai Kasei	3,000	19,891
Astellas Pharma	1,200	50,892
Autobacs Seven	500	18,230
Bank of Fukuoka	2,000	15,873
Bank of Yokohama	3,000	24,182
Bridgestone	1,400	30,324
Canon	2,400	125,993
Casio Computer	800	16,502

Central Japan Railway	3	31,995
Chiba Bank	2,000	17,973
Chubu Electric Power	1,500	47,620
Chugai Pharmaceutical	900	20,127
Circle K Sunkus	1,100	20,006
Credit Saison	500	17,899
Dai Nippon Printing	1,000	15,642
Daicel Chemical Industries	3,000	21,478
Daifuku	1,000	14,253
Daiichi Sankyo	1,700	47,222
Daikin Industries	600	19,792
Daito Trust Construction	400	19,114
Daiwa House Industry	1,000	16,865
Daiwa Securities Group	3,000	36,607
Denso	1,100	44,015
Dentsu	7	20,833
East Japan Railway	7	48,438
Eisai	600	30,705
Electric Power Development	400	17,923
Elpida Memory	400 a	17,295
Fanuc	400	36,872
Fast Retailing	200	15,757
FUJIFILM Holdings	1,100	45,288
Fujitsu	4,000	29,927
Furukawa Electric	3,000	20,288
Glory	1,100	19,961
Hankyu Hashin Holdings	3,000	17,336
Hitachi	8,000	53,572
Hokuhoku Financial Group	5,000	18,932
Honda Motor	3,400	133,515
Hoya Pentax HD Corp.	1,000	36,210
Ibiden	400	19,808
INPEX Holdings	2	16,335
Ishikawajima-Harima Heavy Industries	6,000	22,470
Itochu	3,000	26,141
Japan Real Estate Investment	2	23,479
Japan Retail Fund Investment	2	18,188
Japan Tobacco	10	47,950
JFE Holdings	1,300	71,900
JS Group	1,000	22,776
JSR	800	18,982
Kajima	4,000	18,452
Kaneka	2,000	17,890
Kansai Electric Power	1,700	47,503
Kao	1,000	28,522
Kawasaki Heavy Industries	5,000	19,387
Kawasaki Kisen Kaisha	3,000	25,893
KDDI	6	42,361
Keihin Electric Express Railway	3,000	21,478
Keio	3,000	19,866
Keyence	100	22,388
Kintetsu	6,000	17,609
Kirin Holdings Company	2,000	30,671
Kobe Steel	7,000	25,232
Kokuyo	1,200	16,468
Komatsu	2,000	42,163
Konica Minolta Holdings	1,500	20,412
Kubota	2,000	21,015
Kyocera	400	36,673
Kyushu Electric Power	800	22,421
Leopalace21	600	19,048
Marubeni	4,000	21,495
Matsumotokiyoshi	900	20,275

Matsushita Electric Industrial	5,000	99,206
Meitec	600	18,502
Millea Holdings	1,600	57,011
Mitsubishi	3,000	60,516
Mitsubishi Chemical Holdings	3,000	20,189
Mitsubishi Electric	5,000	45,180
Mitsubishi Estate	3,000	85,565
Mitsubishi Gas Chemical	2,000	21,247
Mitsubishi Heavy Industries	7,000	35,880
Mitsubishi UFJ Financial Group	19	229,332
Mitsui & Co.	4,000	63,757
Mitsui Chemicals	3,000	24,182
Mitsui Fudosan	2,000	51,753
Mitsui OSK Lines	2,000	20,767
Mitsui Sumitomo Insurance	3,000	35,763
Mitsui Trust Holdings	2,000	21,842
Mizuho Financial Group	21	151,042
Murata Manufacturing	500	35,301
NEC	5,000	25,215
NGK Insulators	1,000	15,104
Nidec	300	21,156
Nikko Cordial	2,000	19,577
Nikon	1,000	22,239
Nintendo	200	58,862
Nippon Electric Glass	1,000	23,810
Nippon Express	4,000	22,653
Nippon Light Metal	8,000	20,899
Nippon Mining Holdings	2,500	17,919
Nippon Oil	3,000	20,064
Nippon Sheet Glass	4,000	19,511
Nippon Steel	14,000	82,407
Nippon Telegraph & Telephone	12	59,722
Nippon Yusen	3,000	22,892
Nissan Motor	5,000	62,335
Nitto Denko	400	19,544
Nomura Holdings	4,200	85,243
NTN	2,000	18,056
NTT Data	4	20,404
NTT DoCoMo	42	63,889
Obayashi	3,000	18,204
Odakyu Electric Railway	3,000	20,015
OKUMA	2,000	22,718
Olympus	1,000	31,911
Omron	700	18,808
Oriental Land	400	20,403
ORIX	220	62,930
Osaka Gas	5,000	19,387
Resona Holdings	11	30,465
Ricoh	2,000	43,485
Rohm	300	27,183
Sanwa Shutter	3,000	17,956
Secom	500	24,636
Sega Sammy Holdings	700	17,997
Sekisui Chemical	2,000	15,360
Sekisui House	1,000	13,988
Seven & I Holdings	1,800	54,017
Sharp	2,000	33,978
Shimachu	700	19,213
Shin-Etsu Chemical	900	58,334
Shinsei Bank	4,000	21,892
Shionogi & Co.	1,000	17,692
Shiseido	1,000	21,123
Shizuoka Bank	2,000	20,718

Showa Denko	5,000	18,932
SMC	100	14,220
Softbank	1,700	39,703
Sompo Japan Insurance	2,000	25,330
Sony	2,300	105,531
Sumitomo	2,000	30,952
Sumitomo Chemical	3,000	23,091
Sumitomo Electric Industries	1,500	22,917
Sumitomo Heavy Industries	2,000	20,735
Sumitomo Metal Industries	9,000	38,096
Sumitomo Metal Mining	1,000	13,012
Sumitomo Mitsui Financial Group	14	142,362
Sumitomo Realty & Development	1,000	34,639
Sumitomo Trust & Banking	3,000	32,018
T & D Holdings	550	36,967
Taiheiyo Cement	5,000	22,570
Taisei	6,000	20,090
Takara Holdings	3,000	19,321
Takashimaya	1,000	12,930
Takeda Pharmaceutical	2,000	130,125
TDK	300	25,149
Teijin	3,000	17,013
Terumo	500	20,048
Tohoku Electric Power	1,000	26,207
Tokai Rika	800	20,171
Tokuyama	1,000	15,997
Tokyo Electric Power	2,700	91,741
Tokyo Electron	400	28,207
Tokyo Gas	5,000	25,752
Tokyu	3,000	20,089
Tokyu Land	2,000	20,386
Toppan Printing	2,000	21,461
Toray Industries	3,000	22,743
Toshiba	7,000	44,560
Toyota Industries	400	18,683
Toyota Motor	6,400	420,634
Toyota Tsusho	700	18,344
West Japan Railway	4	17,791
Yahoo! Japan	47	17,563
Yamada Denki	200	16,567
Yamaha	900	18,304
Yamaha Motor	700	21,643
Yamato Holdings	1,000	14,963
Yokogawa Electric	1,200	19,513
		6,554,952
Luxembourg--.0%		
Oriflame Cosmetics	426	**17,149**
New Zealand--.0%		
Auckland International Airport	7,957	12,524
Fletcher Building	1,669	13,249
Sky City Entertainment Group	3,300	12,202
Telecom of New Zealand	9,351	31,942
		69,917
Norway--.2%		
Acergy	601 a	11,611
Aker Kvaerner ASA	98	11,031
DNB NOR	2,714	40,603
Frontline	536	17,437
Norsk Hydro	2,371	76,375
Norske Skogindustrier	704	12,898
Orkla	691	41,262
Pan Fish	17,061 a	18,196
Petroleum Geo-Services	534 a	12,427

Prosafe Se	845	13,168
Schibsted	420	17,435
SeaDrill	706 a	11,582
Statoil	2,221	59,043
Storebrand	926	12,449
Telenor	2,586	52,230
TGS-NOPEC Geophysical	935 a	18,996
Yara International	555	14,710
		441,453
Portugal--.1%		
Banco BPI	2,091	17,009
Banco Comercial Portugues	10,256	37,849
Banco Espirito Santo	678	12,978
Brisa-Auto Estradas de Portugal	995	12,322
Energias de Portugal	4,457	22,182
Portugal Telecom	2,072	27,409
Sonae	7,653	16,906
		146,655
Singapore--.2%		
Ascendas Real Estate Investment Trust	7,000	11,298
Capitacommercial Trust	10,000	17,506
CapitaLand	7,000	30,522
CapitaMall Trust	6,000	12,651
City Developments	1,000	9,111
ComfortDelgro	15,000	17,767
DBS Group Holdings	4,000	57,271
Fraser & Neave	4,000	13,666
Keppel	3,000	34,948
Keppel Land	3,000	14,643
Oversea-Chinese Banking	9,000	46,272
SembCorp Industries	5,000	13,927
Singapore Airlines	2,000	22,908
Singapore Exchange	3,000	13,178
Singapore Press Holdings	4,000	12,235
Singapore Technologies Engineering	6,000	13,042
Singapore Telecommunications	26,000	59,223
United Overseas Bank	4,000	49,201
Venture	1,000	9,111
		458,480
Sweden--.6%		
Alfa Laval	291	13,615
Assa Abloy, Cl. B	723	15,773
Atlas Copco, Cl. A	787	26,826
Atlas Copco, Cl. B	1,033	33,951
Boliden	1,412 a	32,729
Castellum	863	11,643
Electrolux, Ser. B	614	11,588
Elekta, Cl. B	794	17,378
Eniro	908	11,957
Fabege	450	12,110
Getinge, Cl. B	614	13,307
Hennes & Mauritz, Cl. B	1,529	82,512
Holmen, Cl. B	391	16,975
Husqvarna, Cl. B	838 a	12,899
Kungsleden	1,026	16,640
Lundin Petroleum	1,092 a	11,519
Modern Times Group, Cl. B	186	11,733
Nobia	419	16,628
Nordea Bank	6,976	108,732
OMX	881	17,512
Sandvik	3,215	50,987
Securitas, Cl. B	838	12,388
Skandinaviska Enskilda Banken, Cl. A	1,555	51,777

Skanska, Cl. B			1,721	35,630
SKF, Cl. B			1,788	35,157
Ssab Svenskt Stal, Ser. A			534	12,914
Svenska Cellulosa, Cl. B			711	37,910
Svenska Handelsbanken, Cl. A			1,682	51,299
Swedish Match			652	11,510
Tele2, Cl. B			887	13,112
Telefonaktiebolaget LM Ericsson, Cl. B			53,031	209,306
TeliaSonera			6,450	51,377
Trelleborg, Cl. B			531	12,918
Volvo, Cl. A			456	34,228
Volvo, Cl. B			727	53,109
				1,169,649
Total Common Stocks				
(cost $11,225,564)				**11,527,448**

Bonds and Notes--.7%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Foreign/Governmental				
Bundesrepublik Deutschland,				
Bonds, Ser. 05				
(cost $1,306,680)	3.50	1/4/16	1,072,000	**1,333,888**

Short-Term Investments--52.6%			Principal Amount ($)	Value ($)
U.S. Government Agencies--50.4%				
Federal Home Loan Bank System,				
5.14%, 3/14/07			7,700,000	7,654,934
Federal Home Loan Bank System,				
5.13%, 3/23/07			16,700,000	16,581,013
Federal Home Loan Bank System,				
5.16%, 2/23/07			4,400,000	4,386,112
Federal Home Loan Bank System,				
5.13%, 2/23/07			10,000,000	9,968,618
Federal Home Loan Bank System,				
5.15%, 2/23/07			10,000,000	9,968,528
Federal Home Loan Mortgage Corp.,				
5.15%, 2/8/07			11,600,000	11,588,384
Federal National Mortgage Association,				
5.15%, 2/5/07			10,000,000	9,994,278
IBRD Discount Note				
5.14%, 3/15/07			27,000,000	26,837,950
				96,979,817
U.S. Treasury Bills--2.1%				
4.86%, 3/8/07			4,100,000 b	**4,080,361**
Total Short-Term Investments				
(cost $101,060,429)				**101,060,178**

Options--16.3%			Face Amount Covered by Contracts ($)	Value ($)
Call Options--15.7%				
S & P 500 Future Index,				
March 2007 @ 850			44,750	26,536,750
Swiss Market OTC Index,				
March 2007 @6000			1,440	3,593,653
				30,130,403
Put Options--.6%				
March 2007 10 Year Futures,				
February 2007 @ 115			141,000	**1,163,250**
Total Options				
(cost $30,138,200)				**31,293,653**

Other Investment--20.0%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund		
(cost $38,531,000)	38,531,000 c	**38,531,000**
Total Investments (cost $182,261,873)	**95.6%**	**183,746,167**
Cash and Receivables (Net)	**4.4%**	**8,408,433**
Net Assets	**100.0%**	**192,154,600**

a   Non-income producing security.
b   All or partially held by a broker as collateral for open financial futures positions.
c   Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF FINANCIAL FUTURES
January 31, 2007 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 1/31/2007 ($)
Financial Futures Long				
Amsterdam Index	33	4,285,183	February 2007	(61,023)
CAC 40 10 Euro	11	802,605	February 2007	3,912
10 Year Euro-Bund	225	2,037,862	February 2007	(652,064)
10 Year Long Gilt	19	3,951,873	March 2007	(40,964)
DJ Euro Stoxx 50	8	435,888	March 2007	(764)
Gilt Interest Rate Future	20	4,159,867	March 2007	(136,314)
Hang Seng Stock Index	29	3,742,421	February 2007	(46,451)
IBEX 35 Index	81	15,317,299	February 2007	172,734
10 Year Japanese Bonds	5	5,560,103	March 2007	16,617
10 Year Japanese Bonds	180	20,014,881	March 2007	38,586
S & P 500 Emini	145	10,461,750	March 2007	122,323
S & P/MIB Index	9	2,479,058	March 2007	50,718
S&P ASX 200 Index	46	5,114,916	March 2007	119,323
S & P/Toronto Stock Exchange 60 Index	53	6,733,209	March 2007	70,411
TOPIX	142	20,250,496	March 2007	445,866
Financial Futures Short				
Australian 10 Year Bond	131	(10,192,675)	March 2007	132,142
Canadian 10 Year Bond	269	(25,760,556)	March 2007	319,815
Dax Index	9	(1,992,398)	March 2007	(49,100)
FTSE 100 Index	68	(8,235,095)	March 2007	51,910
U.S. Treasury 10 Year Note	10	(1,067,500)	March 2007	(3,468)
				554,209